EVA LIVE Inc.

2029 Century Park East, Suite # 400N

Los Angeles, CA 90067

VIA EDGAR

March 20, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Derby

Re:	Eva Live Inc.
Request for Acceleration
Registration Statement on Form S-3, as amended (File No. 333-294416)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, Eva Live Inc. hereby requests that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Time on March 24, 2026, or as soon thereafter as practicable.

Please contact Tomer Magid of Sichenzia Ross Ference Carmel LLP at (646) 693-6586, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Eva Live Inc.

By:	/s/ David Boulette
Name:	David Boulette
Title:	Chief Executive Officer